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                                                               Exhibit 12(a)(12)
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FOR IMMEDIATE RELEASE           December 11, 2000
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Contacts:
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C. William Landefeld
President and Chief Executive Officer
Citizens First Financial Corp.
2101 North Veterans Parkway
Phone:  (309) 661-8700
Fax:  (309) 661-0707


                         CITIZENS FIRST FINANCIAL CORP.
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER

     Bloomington, Illinois -- Citizens First Financial Corp. (NASDAQ NMS: CFSB), announced today the final results of the Modified Dutch Auction Tender Offer that expired on Friday, December 1, 2000 at 5:00 p.m. New York City time.

     Citizens First will purchase 391,096 shares at $16.00 per share, for a total purchase price of $6.257 million. The final result represents approximately a 57.33% proration of shares tendered at or below the $16.00 per share price. The number of shares to be purchased represents 20% of Citizens First's 1,955,014 shares of common stock outstanding as of December 1, 2000.

     Once the purchase is completed, 1,563,918 shares of common stock will be outstanding.

     It is currently expected that the payment for all shares purchased will be made on or about December 22, 2000.

     Citizens First Financial Corp. is a savings and loan holding company in Bloomington, Illinois and has approximately $329 million in total assets. Its subsidiary bank, Citizens Savings Bank, has five banking offices located in Bloomington (3), Normal and Fairbury, Illinois.